

Senior Housing Properties Trust

SNH

SENIOR HOUSING PROPERTIES TRUST

2004 ANNUAL REPORT

Senior Housing Properties Trust

Senior Housing Properties Trust is a real estate investment trust, or REIT, which owns independent and assisted living properties, continuing care retirement communities and nursing homes located throughout the United States. All of SNH's properties are triple net leased, meaning that each tenant pays SNH rent, and the tenant is responsible for all operating costs, including taxes, insurance and maintenance costs, that arise from the use of SNH's property. As of December 31, 2004, SNH owned a $1.6 billion portfolio of 181 senior living properties with approximately 22,500 living units located in 32 states.

SNH was created by HRPT Properties Trust (NYSE: HRP) in 1998 and spun out to HRP's shareholders in late 1999. In 2000, SNH created Five Star Quality Care, Inc. (AMEX: FVE) to manage troubled nursing homes for SNH, and spun Five Star out to SNH's shareholders at the end of 2001.

Since its IPO in 1999 through December 31, 2004, SNH has provided shareholders with average total annual returns of 20.9%. SNH is included in a number of financial indices, including the Russell 2000®, the Morgan Stanley REIT Index and the S&P REIT Composite Index.

SNH
LISTED
NYSE®

Financial Highlights[1]

(in thousands, except per share amounts)

	Year Ended December 31,				
	2004	2003	2002	2001	2000
INCOME STATEMENT DATA:					
Total revenues[2]	$ 148,523	$ 131,148	$ 122,297	$ 274,644	$ 75,632
Income from continuing operations[3]	55,523	47,034	52,013	18,021	31,208
Net income[3][4]	56,742	45,874	50,184	17,018	58,437
Add:					
Depreciation expense	39,301	35,728	31,596	19,351	20,064
General and administrative expense related to foreclosures and lease terminations	-	-	-	4,167	3,519
Five Star spin-off costs	-	-	-	3,732	-
Loss from discontinued operations	-	-	1,829	1,003	186
Loss on sale of properties	-	1,160	-	-	-
Less:					
FF&E reserve income	-	-	5,345	-	-
Gain on sale of properties	1,219	-	-	-	27,415
Gain on foreclosures and lease terminations	-	-	-	-	7,105
Funds from operations[5]	$ 94,824	$ 82,762	$ 78,264	$ 45,271	$ 47,686
Cash distributions to common shareholders[6]	77,791	72,472	72,457	42,640	31,121
Weighted average shares outstanding	63,406	58,445	56,416	30,859	25,958
PER COMMON SHARE DATA:					
Income from continuing operations[3]	$ 0.88	$ 0.80	$ 0.92	$ 0.58	$ 1.20
Net income[3][4]	0.89	0.78	0.89	0.55	2.25
Funds from operations[5]	1.50	1.42	1.39	1.47	1.84
Cash distributions to common shareholders[6]	1.26	1.24	1.24	1.20	1.20

	At December 31,				
	2004	2003	2002	2001	2000
BALANCE SHEET DATA:					
Real estate properties, at cost, net of impairment losses	$ 1,600,952	$ 1,418,241	$ 1,238,487	$ 593,199	$ 593,395
Total assets	1,447,730	1,304,100	1,158,200	867,303	530,573
Total indebtedness[7]	535,178	554,823	384,758	280,101	97,000
Total shareholders' equity	890,667	727,906	752,326	574,624	422,310

(1) The financial highlights should be read in conjunction with, and are qualified in their entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes.

(2) Includes FF&E reserve income of $5.3 million ($0.09 per share) in 2002, which was collected by us, but escrowed for use by one of our tenants to fund improvements to our properties. Includes patient revenues from facilities' operations of $224.9 million in 2001. Includes a gain on foreclosures and lease terminations of $7.1 million ($0.27 per share) in 2000.

(3) Includes $4.2 million ($0.14 per share) of non-recurring general and administrative expenses related to foreclosures and lease terminations and Five Star spin-off costs of $3.7 million ($0.12 per share) in 2001 and $3.5 million ($0.14 per share) of non-recurring general and administrative expenses related to foreclosures and lease terminations in 2000.

(4) Includes a gain on sale of properties of $1.2 million ($0.01 per share) in 2004, a loss on sale of properties of $1.2 million ($0.02 per share) in 2003, a loss from discontinued operations of $1.8 million ($0.03 per share) and $1.0 million ($0.03 per share) in 2002 and 2001, respectively, and a gain on sale of properties of $27.4 million ($1.06 per share) in 2000.

(5) We compute FFO as shown in the calculation above. Our calculation of FFO differs from the NAREIT definition of FFO. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and gain or loss on sale of properties, FFO can facilitate comparison of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our board of trustees in determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future performance.

(6) In addition to the cash distributions to common shareholders, on December 31, 2001, we made a distribution of one share of Five Star for every ten shares of our common shares then outstanding. This in-kind distribution was valued at $31.5 million ($0.726 per share) based upon the market value of Five Star shares at the time of the distribution.

(7) Amounts for the periods ended 2003, 2002 and 2001 include $27.4 million of junior subordinated debentures that were classified as trust preferred securities prior to 2004. See Note 2 and Note 6 to our consolidated financial statements for further discussion.

DEAR FELLOW SHAREHOLDERS:

The year 2004 was a successful year for SNH from both quantitative and qualitative points of view.

Quantitatively, 2004 revenues increased by 13.2% over 2003; income from continuing operations increased 18%; funds from operations increased 14.6%; and funds from operations per share increased 5.6%.

Qualitatively, we acquired 32 independent and assisted living properties with 1,842 living units for $172.3 million. One hundred percent (100%) of the operating revenues at these properties are paid by the residents from their private resources. After adding these properties to our portfolio, approximately 84% of our total rents come from properties where operating revenues are predominantly paid by residents from private resources and are not dependent upon government funded Medicare and Medicaid programs.

As a result of these improvements in the amount and quality of SNH's cash flow, our Board of Trustees raised our annual distribution rate from $1.24/share to $1.28/share, or about 3.2%. After taking account of this dividend increase, our distributions per share for the fourth quarter of 2004 represented only 84.2% of SNH's funds from operations per share.

During 2004, there was a significant increase in the amount of capital seeking investment opportunities in senior housing properties, especially in high quality, private pay, senior living properties which are SNH's primary focus. In these circumstances, our relationship with our former subsidiary, Five Star Quality Care, Inc., has proven to be a competitive advantage. By working together, SNH and Five Star are able to purchase senior living community operations and finance the real estate simultaneously. The largest transaction we completed in 2004, the purchase and lease of 31 communities for $148.2 million, was done in connection with Five Star's purchase of LTA Holdings, Inc. from LTA's financial sponsor. In December 2004, Five Star completed an offering of its common shares raising equity capital of about $29 million and positioning that company for continued growth in 2005.

During 2004, we successfully completed two equity offerings selling 10 million common shares to raise $180.2 million in net proceeds, after deducting underwriters commissions and other costs. These offering proceeds were used to reduce amounts outstanding under our unsecured revolving bank credit facility, which had been drawn to fund acquisitions. At year end, there was only $37 million drawn under this credit facility and $213 million available to fund new acquisitions or other business purposes. During the second half of 2005, we expect to explore market opportunities to extend, expand, and possibly reduce the cost of this credit facility.

On behalf of our entire management team, I thank you for your continued support.

Sincerely,

David J. Hegarty

David J. Hegarty
President and Chief Operating Officer
April 12, 2005

The following information should be read in conjunction with the consolidated financial statements included in this Annual Report.

PORTFOLIO OVERVIEW
As of December 31, 2004 (dollars in thousands):

	# of Properties	# of Units/Beds	Investment Carrying Value Before Depreciation	% of Investment	Annualized Current Rent	% of Annualized Current Rent
Facility Type						
Independent living communities[1]	36	10,412	$ 900,102	56.2%	$ 90,392	57.0%
Assisted living facilities	81	5,337	433,430	27.1%	42,396	26.8%
Skilled nursing facilities	62	6,433	223,867	14.0%	17,152	10.8%
Hospitals	2	364	43,553	2.7%	8,700	5.4%
Total	181	22,546	$1,600,952	100.0%	$ 158,640	100.0%
Tenant/Operator						
Five Star/Sunrise[2]	31	7,307	$ 626,756	39.2%	$ 63,993	40.3%
Five Star	98	7,731	407,309	25.4%	31,841	20.1%
Sunrise/Marriott[3]	14	4,091	325,473	20.3%	31,197	19.7%
NewSeasons/IBC[4]	10	1,019	87,641	5.5%	9,287	5.9%
HealthSouth Corporation[5]	2	364	43,553	2.7%	8,700	5.4%
Alterra Healthcare Corporation	18	894	61,126	3.8%	7,136	4.5%
Genesis HealthCare Corporation	1	156	13,007	0.8%	1,522	1.0%
5 private companies (combined)	7	984	36,087	2.3%	4,964	3.1%
Total	181	22,546	$1,600,952	100.0%	$ 158,640	100.0%

Tenant Operating Statistics[6]	Year Ended December 31,									
					Percentage of Operating Revenue Sources					
	Rent Coverage		Occupancy		Private Pay		Medicare		Medicaid	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Five Star/Sunrise[2]	1.1x	1.0x	90%	90%	85%	86%	11%	10%	4%	4%
Five Star[7]	1.7x	1.4x	88%	89%	42%	43%	18%	15%	40%	42%
Sunrise/Marriott[3]	1.3x	1.2x	90%	87%	82%	83%	13%	13%	5%	4%
NewSeasons/IBC[4][7]	1.1x	1.1x	79%	79%	100%	100%	-	-	-	-
HealthSouth[5][8]	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Alterra Healthcare[7]	1.6x	1.6x	83%	86%	98%	98%	-	-	2%	2%
Genesis HealthCare	1.9x	1.5x	96%	97%	22%	23%	32%	34%	46%	43%
5 private companies (combined)	2.1x	1.9x	86%	87%	25%	23%	21%	20%	54%	57%

(1) Properties where the majority of units are independent living apartments are classified as independent living communities.

(2) These 31 properties are leased to Five Star Quality Care, Inc., or Five Star, and 30 of them are managed by Sunrise Senior Living Services, Inc., or Sunrise. Senior living operations at one of these properties has ceased. Sunrise does not guaranty our lease with Five Star. Rent coverage is after non-subordinated management fees of $20.2 million and $17.1 million in the year ended December 31, 2004 and 2003, respectively.

(3) Marriott International, Inc., or Marriott guarantees the lease for the 14 properties leased to Sunrise.

(4) Independence Blue Cross, or IBC, a Pennsylvania health insurer, guarantees the lease for the 10 properties leased to NewSeasons Assisted Living Communities, Inc.

(5) Effective January 2, 2002, we entered an amended lease with HealthSouth Corporation for two hospitals. In April 2003, we commenced a lawsuit against HealthSouth seeking, among other matters, to reform the amended lease, based upon HealthSouth's fraud, by increasing the rent payable to us from the date of amendment forward. This litigation is pending at this time. On October 26, 2004, we terminated the amended lease for default because HealthSouth failed to deliver to us accurate and timely financial information as required by the amended lease. On November 2, 2004, HealthSouth brought a new lawsuit against us seeking to prevent our termination of the amended lease. On November 9, 2004, after a hearing, the court denied HealthSouth's request for a preliminary injunction to prevent the lease termination. We are currently seeking an expedited judicial determination that the lease termination was valid and we are pursuing damages against HealthSouth in the lawsuit which we brought in 2003. We have also begun work to identify and qualify a new tenant operator for the hospitals. Our lease with HealthSouth requires that, after termination, HealthSouth manage the hospitals for our account for a management fee during the period of the transition to a new tenant and remit the net cash flow to us. During the pendency of these disputes, HealthSouth has continued to pay us at the disputed rent amount and we have applied the payments received against the net cash flow due, but we do not know how long HealthSouth may continue to make payments.

(6) All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods ending December 31, 2004, or the most recent prior period for which tenant operating results are available to us from our tenants. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, divided by rent payable to us. We have not independently verified our tenants' operating data.

(7) Includes data for periods prior to our ownership of these properties.

(8) During 2003, HealthSouth issued a press release stating that its historical financial information should not be relied upon. In 2004, HealthSouth issued a press release stating that audited financial information would not be available until 2005. Because we have reason to doubt whatever information we have from HealthSouth, we do not disclose any operating data for this tenant.

RESULTS OF OPERATIONS

Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

	Year Ended December 31,			
	2004	2003	$ Change	% Change
	(in thousands, except per share amounts)			
Rental income	$ 145,731	$ 129,188	$ 16,543	12.8%
Interest and other income	2,792	1,960	832	42.4%
Interest expense	$ 41,836	$ 37,899	$ 3,937	10.4%
Depreciation expense	39,301	35,728	3,573	10.0%
General and administrative expense	11,863	10,487	1,376	13.1%
Net income	$ 56,742	$ 45,874	$ 10,868	23.7%
Weighted average shares outstanding	63,406	58,445	4,961	8.5%
Net income per share	$ 0.89	$ 0.78	$ 0.11	14.1%

Rental income increased because of rents from our real estate acquisitions totaling $187.9 million during 2004 and the full impact of rents from our $179.4 million of acquisitions in 2003. Interest and other income for the year ended December 31, 2004, includes a $1.25 million settlement payment we received from Marriott International, Inc., or Marriott, in January 2004. For the year ended December 31, 2003, interest and other income includes $750,000 of proceeds from the sale of a mortgage note.

Interest expense increased because of our issuance of $150.0 million of 7 7/8% senior unsecured notes in April 2003. Our weighted average balance outstanding and interest rate under our revolving bank facility was $45.0 million and 3.0% and $45.7 million and 2.8% for the years ended December 31, 2004 and 2003, respectively.

Depreciation expense increased because of 2004 real estate acquisitions totaling $187.9 million and because of depreciation for a full year of 2003 real estate acquisitions totaling $179.4 million. General and administrative expenses include, in 2004, $1.1 million of due diligence costs incurred in connection with a failed potential acquisition and HealthSouth litigation costs, and in 2003, $1.2 million in connection with our litigations with Marriott and HealthSouth. General and administrative expense, exclusive of due diligence and litigation costs, increased in 2004 by $1.5 million, or 15.9% due to advisory fees associated with our acquisitions, and accounting and other costs incurred for the implementation of the requirements of Section 404 of the Sarbanes Oxley-Act of 2002 and related Securities and Exchange Commission, or SEC, rules.

During the year ended December 31, 2004, we recorded a gain of $1.2 million from the sale of one property. During the year ended December 31, 2003, we recorded a loss of $1.2 million from the sale of one property.

Net income and net income per share increased because of the changes described above in revenues and expenses offset by the increase in the weighted average number of shares outstanding that resulted from our issuance of common shares during 2004.

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

	Year Ended December 31,			
	2003	2002	$ Change	% Change
	(in thousands, except per share amounts)			
Rental income	$ 129,188	$ 115,560	$ 13,628	11.8%
FF&E reserve income	-	5,345	(5,345)	(100.0%)
Interest and other income	1,960	1,392	568	40.8%
Interest expense	$ 37,899	$ 30,210	$ 7,689	25.5%
Depreciation expense	35,728	31,596	4,132	13.1%
General and administrative expense	10,487	8,478	2,009	23.7%
Net income	$ 45,874	$ 50,184	$ (4,310)	(8.6%)
Weighted average shares outstanding	58,445	56,416	2,029	3.6%
Net income per share	$ 0.78	$ 0.89	$ (0.11)	(12.4%)

Rental income increased because of our acquisitions totaling $179.4 million during 2003 and the full impact of rents from our $671.5 million of acquisitions during 2002.

We recorded FF&E reserve income in 2002 because one of our leases with Five Star required a percentage of gross revenues be paid to us as additional rent, which was escrowed for future capital expenditures at the leased facilities. This lease was amended on October 1, 2002. As a result of this amendment, the FF&E reserve escrow deposits are not paid to us as additional rent, but are paid into accounts owned by Five Star. Accordingly, we no longer record FF&E reserve income. We have security and remainder interests in these accounts and in property purchased with funding from these accounts.

Interest and other income for the year ended December 31, 2003, includes $750,000 of proceeds from the sale of a mortgage note. In connection with one of our 2002 acquisitions, we were assigned the rights under this mortgage note from a third party. The mortgage note was allocated zero value at the time of the assignment. However, in March 2003, we sold the note to an affiliate of the note obligor for $750,000. Interest and other income for the year ended December 31, 2003, includes $371,000 of mortgage interest income from mortgage financing we provided in February 2003 to Alterra Healthcare, and a net operating loss of $146,000 from the property we repossessed from a tenant which defaulted its lease obligations to us in March 2003.

Interest expense increased because of our issuance of $150.0 million of 7 7/8% senior unsecured notes in April 2003, partially offset by less interest expense on reduced amounts outstanding under our revolving bank credit facility during 2003. Our weighted average balance outstanding and interest rate under our revolving bank credit facility was $45.7 million and 2.8% and $54.5 million and 3.6% for the years ended December 31, 2003 and 2002, respectively.

Depreciation expense increased because of 2003 real estate acquisitions totaling $179.4 million and because of depreciation for a full year of 2002 real estate acquisitions totaling $671.5 million. General and administrative expenses include, in 2003, $1.2 million in connection with our litigations with Marriott and HealthSouth. In January 2004, we settled our litigation with Marriott. General and administrative expense, exclusive of litigation costs, increased in 2003 by $809,000, or 9.5%, due to advisory fees associated with our acquisitions.

During the year ended December 31, 2003, we recorded a loss of $1.2 million from the sale of one property. In the year ended December 31, 2002, we recorded a loss from discontinued operations of $1.8 million at a facility leased to Five Star which was closed and subsequently sold during 2002.

Net income and net income per share decreased because of the changes described above in revenues and expenses and the increase in the weighted average number of shares outstanding resulting from our issuance of our common shares during 2002.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources
Rents from our properties are our principal sources of funds for current expenses and distributions to shareholders. We generally receive minimum rents monthly or quarterly from our tenants and we receive percentage rents monthly, quarterly or annually. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions to our shareholders. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources
In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and our need to pay operating expenses and our desire to make distributions to our shareholders, we maintain a revolving bank credit facility with a group of commercial banks and other lenders. Our revolving bank credit facility matures in November 2005, but we may extend it to November 2006 upon payment of an extension fee. The revolving bank credit facility permits us to borrow up to $250.0 million and includes a feature under which we may expand the maximum borrowing to $500.0 million, in certain circumstances. Borrowings under our revolving bank credit facility are unsecured. We may borrow, repay and reborrow funds until maturity. No principal repayment is due until maturity. We pay interest on borrowings under the revolving bank credit facility at LIBOR plus a margin.

In January 2004, we issued five million of our common shares in a public offering. We used the net proceeds of $86.1 million to repay borrowings outstanding on our revolving bank credit facility.

In April 2004, we sold one of our nursing home properties for $5.9 million. We used the proceeds to repay borrowings outstanding on our revolving bank credit facility and for general business purposes.

In June 2004, we purchased for $3.6 million the land under one of our properties that we had previously leased. During 2004, we purchased $10.1 million of improvements made to some of our properties. We borrowed on our revolving bank credit facility and used cash on hand to fund these purchases.

In November 2004, we purchased 31 assisted living properties from Five Star for $148.2 million and loaned Five Star $16.8 million secured by five properties, which Five Star repaid in December 2004. This purchase and loan were funded by our assumption of $49.2 million of mortgage debt and borrowing on our revolving bank credit facility.

In December 2004, we issued five million of our common shares in a public offering, raising net proceeds of $94.1 million. We used the net proceeds from the offering and the Five Star mortgage repayment to repay borrowings outstanding on our revolving bank credit facility and for general business purposes.

At December 31, 2004, we had $3.4 million of cash and cash equivalents and $213.0 million available under our revolving bank credit facility. We expect to use cash balances, borrowings under our revolving bank credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions and expenditures related to the repair, maintenance or renovation of our properties.

When significant amounts are outstanding on our revolving bank credit facility or as the maturity dates of our revolving bank credit facility and term debts approach, we will explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional debt and issuing new equity securities. As of December 31, 2004, we had $1.5 billion available on an effective shelf registration statement. An effective shelf registration statement allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any debt or equity offerings or other financings, we believe we will have access to various types of financings, including debt or equity offerings, with which to finance future acquisitions and to pay our debts and other obligations.

On January 6, 2005, we declared a distribution of $0.32 per common share with respect to our 2004 fourth quarter results. This distribution was paid to shareholders on February 22, 2005, using cash on hand and borrowings under our revolving bank credit facility.

As of December 31, 2004, our contractual payment obligations were as follows (dollars in thousands):

	Payments due by period				
Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations[1]	$ 529,177	$ 41,170	$ -	$ -	$ 488,007
Capital lease obligations	7,226	852	1,905	2,210	2,259
Ground lease obligations	3,212	142	284	284	2,502
Total	$ 539,615	$ 42,164	$ 2,189	$ 2,494	$ 492,768

[1] *Our term debt maturities are as follows: $41.2 million in 2005; $282.4 million in 2012; $12.6 million in 2013; $150.0 million in 2015; $14.7 million in 2027; and $28.2 million in 2041.*

As of March 3, 2005, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships. We have no off balance sheet arrangements other than our trust preferred securities issued by an unconsolidated subsidiary of ours. See Note 6 to our consolidated financial statements for further discussion.

DEBT COVENANTS

Our principal debt obligations at December 31, 2004, were our unsecured revolving bank credit facility, two issues totaling $395.0 million of unsecured senior notes and our $28.2 million of junior subordinated debentures. Our senior notes are governed by an indenture. This indenture and related supplements and our revolving bank credit facility contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. Our junior subordinated debentures are governed by an indenture which is generally less restrictive than the indenture governing our senior notes and the terms of our revolving bank credit facility. As of December 31, 2004, we believe we were in compliance with all of the covenants under our indentures and related supplements and our revolving bank credit facility.

In addition to our unsecured debt obligations, we had $68.9 million of mortgage debt and secured bonds outstanding at December 31, 2004. Our mortgage debt and secured bonds are secured by 22 of our properties.

None of our indentures and related supplements, our revolving bank credit facility or our other debt obligations contain provisions for acceleration which could be triggered by our debt ratings. However, our revolving bank credit facility uses our senior debt rating to determine the fees and the interest rate payable.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $10.0 million or more. Similarly, a default on our public debt indenture or junior subordinated debentures indenture would be a default under our revolving bank credit facility.

RELATED PARTY TRANSACTIONS

In 1999, HRPT Properties Trust, or HRPT, distributed a majority of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into a transaction agreement with HRPT, pursuant to which it was agreed that so long as (1) HRPT owns more than 10% of our shares; (2) we and HRPT engage the same manager; or (3) we and HRPT have one or more common managing trustees; then we will not invest in office buildings, including medical office buildings and clinical laboratory buildings, without the prior consent of HRPT's independent trustees, and HRPT will not invest in properties involving senior housing without the prior consent of our independent trustees. If an investment involves both office and senior housing components, the character of the investment will be determined by building area, excluding common areas, unless our board and HRPT's board otherwise agree at the time. These provisions do not apply to any investments HRPT held at the time of the spin off. Also as part of the transaction agreement, we agreed to subject our ability to waive ownership restrictions contained in our charter to the consent of HRPT's trustees so long as HRPT owns more than 9.8% of our outstanding voting or equity interests. As of March 3, 2005, HRPT owns 12.6% of our outstanding common shares.

On December 31, 2001, we distributed substantially all of our shares of Five Star to our shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Five Star, pursuant to which it was agreed that:

- so long as we remain a real estate investment trust, Five Star may not waive the share ownership restrictions in its charter on the ability of any person or group to acquire more than 9.8% of any class of its equity shares without, among other requirements, our consent and Five Star's determination that the exception to the ownership limitations would not cause a default under any of its leases;

- so long as Five Star is our tenant, Five Star will neither permit any person or group to acquire more than 9.8% of any class of Five Star's voting stock or permit the occurrence of other change in control events, as defined, nor will Five Star take any action that, in the reasonable judgment of us or HRPT, might jeopardize the tax status of us or HRPT as a real estate investment trust;

- we have the option, upon the acquisition by a person or group of more than 9.8% of Five Star's voting stock and upon other change in control events of Five Star, as defined, to cancel all of Five Star's rights under its leases with us; and

- so long as Five Star maintains its shared service agreement with Reit Management & Research LLC, or RMR, or is a tenant under a lease with us, Five Star will not acquire or finance any real estate without first giving us, HRPT, Hospitality Properties Trust, or HPT, or any other publicly owned real estate investment trust or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which we, HRPT, HPT or any other publicly owned real estate investment trust or other entity managed by RMR, respectively, invest.

At the time Five Star was spun off from us, all of the persons serving as directors of Five Star were also our trustees. Two of our trustees, Messrs. Martin and Portnoy, are currently directors of Five Star.

As of December 31, 2004, we leased 129 senior living communities to Five Star for total annual minimum rent of $95.8 million.

During 2003, we and Five Star were jointly involved in litigation with Marriott, which was the operator of 31 of the senior living communities which we leased to Five Star. We and Five Star equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2004, we have entered or agreed to enter into several transactions with Five Star, including the following:

- During 2004, pursuant to the terms of our leases with Five Star, we purchased $9.5 million of improvements to our properties leased by Five Star, and the annual rent payable to us by Five Star was increased by 10% of the amounts invested, or $946,000.

- On March 1, 2004, we purchased from Five Star one senior living community with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Five Star were modified as follows:

    - the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

- the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

- the minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2.4 million; and

- for all of our leases with Five Star, the amount of additional rent to be paid to us was changed to 4% of the increase in revenues at the leased properties beginning in 2006.

All other lease terms remained substantially unchanged.

- During 2003, we agreed to sell to Five Star two nursing homes in Michigan that we leased to Five Star. The purchase price for both properties is $10.5 million, the appraised value of the properties. In April 2004, we sold one of these properties to Five Star for $5.9 million. The properties were leased on a combined basis with other properties we lease to Five Star. Under the terms of our lease with Five Star, upon the sale of each property, the annual rent payable under the combined lease is reduced by 10% of the net proceeds that we receive from the sale. We expect the sale of the second property to occur during the first half of 2005. However, this sale is contingent upon Five Star's obtaining Department of Housing and Urban Development insured financing for its purchase. This sale may not close because of a failure of this condition or for some other reason.

- During 2003, one of our private company tenants defaulted its lease for a nursing home in Missouri. We terminated this lease and Five Star managed this property for our account until May 2004. Effective May 1, 2004, this property was added to a pre-existing Five Star lease from us and the annual rent under that lease was increased by $180,000. All other lease terms remained unchanged.

- One of our properties leased to Five Star was subject to a ground lease from an unaffiliated third party. Five Star has been responsible for paying the ground rent of $307,000 per year. On June 3, 2004, we exercised an option to purchase this land for $3.6 million and we acquired the landlord's rights and obligations under the ground lease. Five Star remains obligated for the ground lease payments to us.

- In November 2004, we loaned Five Star $117.0 million which Five Star used to fund its acquisition of LTA Holdings, Inc., or LTA. In the same month, this loan was repaid in full from the proceeds of our purchase of 31 assisted living properties with 1,613 units from Five Star for $148.2 million. Simultaneously, Five Star leased these properties from us for annual rent of $13.3 million, plus the possibility of additional rent starting in 2007 calculated as a percentage of revenue increases at the leased properties. The lease for 11 of the 31 properties was combined with another lease between us and Five Star. Two additional leases covering 16 and 4 properties, respectively, were entered into with Five Star. These leases provide that the 20 properties will be added to the lease covering the other 11 properties upon the repayment of the mortgages secured by the 20 properties. In connection with Five Star's purchase of LTA, we also loaned Five Star $16.8 million secured by five properties; this loan was repaid in full in December 2004.

In January and December 2004, we completed two public offerings for a total of 10 million of our common shares. Simultaneous with these offerings, HRPT sold 4,148,500 of our shares which it owned. We and HRPT were parties to joint underwriting agreements in connection with these offerings. We did not receive any proceeds from the sale of our shares by HRPT and HRPT paid its pro-rata share of the expenses of these offerings. The shares sold by HRPT were offered pursuant to an effective registration statement filed by us pursuant to an agreement with HRPT. HRPT paid the expenses of this registration.

RMR provides investment, management and administrative services to us under an agreement which is subject to annual renewal by our compensation committee, which is comprised of our independent trustees. RMR is compensated at an annual rate equal to a percentage of our average real estate investments, as defined. The percentage applied to our investments at the time we were spun off from HRPT is 0.5%. The annual compensation percentage for the first $250.0 million of investments made since our spin off from HRPT is 0.7% and thereafter is 0.5%, plus an incentive fee based upon increases in our funds from operations per share, as defined. The incentive fee payable to RMR is paid in common shares. Aggregate fees earned by RMR during 2004 for services were $8.1 million, including $761,000 as an incentive fee which will be paid in common shares in April 2005. Our compensation committee has approved the renewal of the RMR agreement for its current term which will end December 31, 2005. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management services. We pay a pro rata share of RMR's costs in providing that function. Our audit committee approves the identity and salary of the individual serving as our internal audit manager, as well as the pro rata share of the costs which we pay.

RMR is owned by Messrs. Martin and Portnoy who are our managing trustees. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR and Five Star described above. All transactions between us and RMR or Five Star are approved by our independent trustees.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our three most critical accounting policies concern our investments in real property and are:

Allocation of Purchase Price and Recognition of Depreciation Expense. The acquisition cost of each real property investment is allocated to various property components such as land, buildings and improvements, and each component generally has a different useful life. Acquisition cost allocations and the determination of the useful lives are based on our management's estimates or, under some circumstances, studies commissioned from independent real estate appraisal firms. We allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, the value of in-place leases and the fair market value of above or below market leases and customer relationships. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The value of intangible assets is amortized over the term of the respective lease. The allocated cost of land is not depreciated. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods required by generally accepted accounting principles.

Impairment of Assets. We periodically evaluate our real property investments for impairment indicators. These indicators may include weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real property investment by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Classification of Leases. Our real property investments are generally leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties are operated. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs at our leased properties, we generally require our tenants to guarantee our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

IMPACT OF GOVERNMENT REIMBURSEMENT

Approximately 84% of our current annual rents come from properties where approximately 80% or more of the operating revenues are derived from residents who pay from their own private resources. The remaining 16% of our rents come from properties where the revenues are heavily dependent upon Medicare and Medicaid programs. The operations of these properties currently produce sufficient cash flow to support our rent. However, as discussed in Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 under the caption "Business - Government Regulation and Reimbursement", we expect that Medicare and Medicaid rates paid to our tenants may not increase in amounts sufficient to pay our tenants' increased operating costs, or that they may even decline. Also, the hospitals we lease to HealthSouth are heavily dependent upon Medicare revenues. As discussed in Item 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, reports of erroneous financial statements by HealthSouth have called into question whether those hospitals in fact produce sufficient revenues to pay our rent. We cannot predict whether our tenants which are affected by Medicare and Medicaid rates will be able to continue to pay their rent obligations if these expected circumstances occur and persist for an extended time.

SEASONALITY

Nursing home and assisted living operations have historically reflected modest seasonality. During calendar fourth quarter holiday periods, residents at such facilities are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, these operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2003. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the future.

At December 31, 2004, our outstanding debt included $245.0 million of 8 5/8% senior unsecured notes due in 2012, $150.0 million of 7 7/8% senior unsecured notes due in 2015 and $28.2 million of 10.125% junior subordinated debentures due 2041. The interest is payable semi-annually on the senior notes and quarterly on the debentures. No principal payments are due under these notes or debentures until maturity. Because these notes and debentures bear interest at a fixed rate, changes in market interest rates during the term of this debt will not affect our operating results. If these notes and debentures are refinanced at interest rates which are 10% higher or lower than the current rate, our per annum interest cost would change by approximately $3.6 million. We are allowed to make prepayments of these senior notes, in whole or in part, at par plus a premium, as defined. Prior to April 15, 2006, we may redeem up to 35% of the 7 7/8% senior notes with the net cash proceeds of qualified equity offerings, as defined. Our debentures have provisions that allow us to make repayments earlier than the stated maturity date. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity. Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Our total fixed rate debt obligations outstanding at December 31, 2004, was $488.0 million, including the $245.0 million of 8 5/8% notes due in 2012, $150.0 million of 7 7/8% notes due in 2015, $28.2 million of 10.125% junior subordinated debentures due in 2041 and mortgage notes totaling $64.8 million due between 2012 and 2027. Based on the balances outstanding at December 31, 2004, and discounted cash flow analysis through the maturity date of our fixed rated debt obligations, a hypothetical immediate 10% change in interest rates would change the fair value of those obligations by approximately $20.0 million. Our ability to prepay the debentures at par, beginning June 15, 2006, will also effect the change in the fair value of the debentures which would result from a change in interest rates. For example, using discounted cash flow analysis, a 10% change in interest rates calculated from December 31, 2004 to the first par prepayment option date for debentures would change the value of that debt by approximately $400,000.

Our unsecured revolving bank credit facility accrues interest at floating rates and matures in November 2005. As of December 31, 2004, we had $37.0 million outstanding and $213.0 million available for borrowing under our revolving bank credit facility. We may make repayments under our revolving bank credit facility at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving bank credit facility accrue interest at LIBOR plus a margin. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding revolving indebtedness of $37.0 million at December 31, 2004, was 3.86% per annum. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense at December 31, 2004 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2004	3.86%	$ 37,000	$ 1,428
10% reduction	3.47%	37,000	1,284
10% increase	4.25%	37,000	1,573

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving bank credit facility or other floating rate obligations.

WARNING CONCERNING FORWARD LOOKING STATEMENTS
THIS ANNUAL REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS REPRESENT OUR PRESENT BELIEFS AND EXPECTATIONS, BUT THEY MAY NOT OCCUR FOR VARIOUS REASONS. FOR EXAMPLE:

• WE BELIEVE THAT FIVE STAR HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US. HOWEVER, FIVE STAR MAY EXPERIENCE FINANCIAL OR OTHER DIFFICULTIES AS A RESULT OF A NUMBER OF THINGS, INCLUDING, BUT NOT LIMITED TO:

- INCREASES IN INSURANCE AND TORT LIABILITY COSTS;
- INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- EXTENSIVE REGULATION OF THE HEALTH CARE INDUSTRY;
- SUNRISE SENIOR LIVING, INC.'S INABILITY TO PROFITABLY OPERATE THE 30 COMMUNITIES MANAGED FOR FIVE STAR'S ACCOUNT; AND
- CHANGES IN MEDICARE AND MEDICAID PAYMENTS WHICH COULD RESULT IN A REDUCTION OF RATES OR A FAILURE OF THESE RATES TO MATCH FIVE STAR'S COST INCREASES.

IF FIVE STAR'S OPERATIONS BECOME CONSISTENTLY UNPROFITABLE, IT COULD ADVERSELY AFFECT FIVE STAR'S ABILITY TO PAY OUR RENTS.

• WE ARE CURRENTLY INVOLVED IN LITIGATION WITH HEALTHSOUTH. WE HAVE SENT HEALTHSOUTH A LEASE TERMINATION NOTICE AND HEALTHSOUTH HAS DISPUTED THE LEASE TERMINATION AND CONTINUED TO PAY US MONTHLY AMOUNTS EQUAL TO THE DISPUTED AMOUNTS DUE UNDER THE TERMINATED LEASE. WE CANNOT PREDICT HOW OR WHEN OUR DISPUTES WITH HEALTHSOUTH WILL BE RESOLVED. DISCOVERY DURING LAWSUITS OR DECISIONS BY COURTS MAY CREATE RESULTS THAT ARE DIFFERENT FROM ANY IMPLICATIONS HEREIN.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, WE DO NOT INTEND TO IMPLY THAT WE WILL RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT TO REFLECT THE FUTURE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

Real Estate Owned

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s)[1] Acquired	Units/ Beds	Amount at Which Carried at Close of Period: Land	Buildings & Improvements	Total[2]	Accumulated Depreciation[3]
Alabama	3	1998-2000	2004	132	$ 888	$ 10,738	$ 11,626	$ 38
Arizona	8	1984-1998	1992-2003	1,403	12,288	83,221	95,509	11,290
California	10	1963-1988	1990-2003	1,624	16,780	109,765	126,545	17,357
Colorado	8	1963-1998	1990-2003	864	1,891	32,155	34,046	8,283
Connecticut	2	1971-1974	1992	300	2,684	10,347	13,031	5,297
Deleware	5	1965-1991	2002	875	8,461	51,701	60,162	4,421
Florida	12	1949-1998	1994-2003	3,043	26,077	198,174	224,251	38,019
Georgia	10	1967-1999	1996-2004	625	3,552	40,537	44,089	2,718
Illinois	1	1986	1994	364	3,665	33,078	36,743	8,512
Indiana	2	1986-1988	2002-2003	263	3,185	20,229	23,414	1,603
Iowa	7	1963-1978	1993-2000	495	983	12,033	13,016	3,273
Kansas	3	1972-1985	1995-2002	402	3,971	28,603	32,574	2,384
Kentucky	7	1980-1999	2002-2004	799	4,806	55,503	60,309	3,372
Maryland	7	1992-2000	1994-2004	953	7,315	84,849	92,164	10,260
Massachusetts	3	1975-1984	2002	489	10,221	56,225	66,446	10,635
Michigan	6	1969-1998	2000-2003	394	2,374	18,887	21,261	1,308
Minnesota	2	1998	2003	92	800	6,214	7,014	367
Missouri	2	1970-1976	1993	180	213	4,077	4,290	1,175
Nebraska	14	1955-1989	1995-2000	814	1,187	15,098	16,285	2,626
New Jersey	6	1987-2001	1995-2003	984	10,563	76,701	87,264	6,097
New Mexico	1	1986	2002	209	3,828	22,924	26,752	1,940
North Carolina	2	1996-1999	2002-2003	197	1,513	11,460	12,973	650
Ohio	2	1965-1989	1993-2002	516	3,956	32,215	36,171	3,260
Pennsylvania	9	1985-2001	1991-2003	811	6,550	60,459	67,009	10,455
South Carolina	10	1980-2000	2002-2004	552	4,190	43,824	48,014	624
South Dakota	3	1960-1968	1992	361	441	7,148	7,589	2,490
Tennessee	8	1998-1999	2003-2004	391	3,007	34,713	37,720	459
Texas	6	1987-1991	1994-2002	1,716	21,763	136,715	158,478	13,446
Virginia	12	1987-1999	1994-2004	1,543	8,273	87,669	95,942	14,758
Washington	1	1964	1993	103	256	4,937	5,193	1,705
Wisconsin	7	1920-1969	1990-1998	861	2,349	25,000	27,349	7,999
Wyoming	2	1964-1970	1993	191	323	7,400	7,723	2,411
Total	181			22,546	$ 178,353	$ 1,422,599	$ 1,600,952	$ 199,232

(1) Includes acquisition dates of HRPT, our predecessor.
(2) Aggregate cost for federal income tax purposes is approximately $ 1.77 billion.
(3) Depreciation is provided on buildings and improvements for periods ranging up to 40 years and on equipment up to 12 years.

Taxability of Distributions

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital	Capital Gain	Unrecaptured Sec. 1250 Gain
February 20, 2004	$ 0.3100	$ 0.2036	$ 0.1012	$ 0.0037	$ 0.0015
May 20, 2004	0.3100	0.2036	0.1012	0.0037	0.0015
August 20, 2004	0.3100	0.2036	0.1012	0.0037	0.0015
November 22, 2004	0.3200	0.2103	0.1044	0.0038	0.0015
Total 2004 distributions	$ 1.2500	$ 0.8211	$ 0.4080	$ 0.0149	$ 0.0060
February 21, 2003	$ 0.3100	$ 0.1631	$ 0.1469	$ 0.0000	$ 0.0000
May 21, 2003	0.3100	0.1631	0.1469	0.0000	0.0000
August 22, 2003	0.3100	0.1631	0.1469	0.0000	0.0000
November 20, 2003	0.3100	0.1632	0.1468	0.0000	0.0000
Total 2003 distributions	$ 1.2400	$ 0.6525	$ 0.5875	$ 0.0000	$ 0.0000

Report of Independent Registered Public Accounting Firm

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust, as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Senior Housing Properties Trust's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Boston, Massachusetts
March 3, 2005

Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST

We have audited management's assessment, included in the accompanying Management Report on Assessment of Internal Control Over Financial Reporting, that Senior Housing Properties Trust maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Senior Housing Properties Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures for the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Senior Housing Properties Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Senior Housing Properties Trust maintained, in material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Senior Housing Properties Trust and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Boston, Massachusetts
March 3, 2005

Ernst + Young LLP

Management's Report on Assessment

of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2004 consolidated financial statements included in this Annual Report, has issued an attestation report on our assessment of our internal control over financial reporting. Its report appears above.

Consolidated Balance Sheet

(in thousands, except share amounts)

	December 31, 2004	December 31, 2003
ASSETS		
Real estate properties, at cost:		
Land	$ 178,353	$ 162,512
Buildings and improvements	1,422,599	1,255,729
	1,600,952	1,418,241
Less accumulated depreciation	199,232	160,426
	1,401,720	1,257,815
Cash and cash equivalents	3,409	3,530
Restricted cash	6,176	10,108
Investments	13,126	10,244
Deferred financing fees, net	9,367	11,311
Due from affiliate	7,961	6,062
Other assets	5,971	5,030
Total assets	$ 1,447,730	$ 1,304,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving bank credit facility	$ 37,000	$ 102,000
Senior unsecured notes due 2012 and 2015, net of discount	393,775	393,612
Junior subordinated debentures due 2041	28,241	27,394
Secured debt and capital leases	76,162	31,817
Accrued interest	12,519	12,468
Due to affiliate	1,516	894
Other liabilities	7,850	8,009
Total liabilities	557,063	576,194
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 80,000,000 shares authorized, 68,495,908 and 58,453,338 shares issued and outstanding at December 31, 2004 and 2003, respectively	685	585
Additional paid-in capital	1,034,686	853,858
Cumulative net income	208,491	151,749
Cumulative distributions	(359,567)	(281,776)
Unrealized gain on investments	6,372	3,490
Total shareholders' equity	890,667	727,906
Total liabilities and shareholders' equity	$ 1,447,730	$ 1,304,100

See accompanying notes

Consolidated Statement of Income

(in thousands, except per share amounts)

	Year Ended December 31,		
	2004	2003	2002
REVENUES:			
Rental income	$ 145,731	$ 129,188	$ 115,560
FF&E reserve income	-	-	5,345
Interest and other income	2,792	1,960	1,392
Total revenues	148,523	131,148	122,297
EXPENSES:			
Interest	41,836	37,899	30,210
Depreciation	39,301	35,728	31,596
General and administrative	11,863	10,487	8,478
Total expenses	93,000	84,114	70,284
Income from continuing operations	55,523	47,034	52,013
Loss from discontinued operations	-	-	(1,829)
Gain (loss) on sale of properties	1,219	(1,160)	-
Net income	$ 56,742	$ 45,874	$ 50,184
Weighted average shares outstanding	63,406	58,445	56,416
Basic and diluted earnings per share:			
Income from continuing operations	$ 0.88	$ 0.80	$ 0.92
Gain (loss) from sale of properties or discontinued operations	$ 0.01	$ (0.02)	$ (0.03)
Net income	$ 0.89	$ 0.78	$ 0.89

See accompanying notes

Consolidated Statement of Shareholders' Equity

(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Unrealized Gain on Investments	Totals
Balance at December 31, 2001	43,421,700	$ 434	$ 658,348	$ 55,691	$ (141,936)	$ 2,087	$ 574,624
Comprehensive income:							
Net income	-	-	-	50,184	-	-	50,184
Unrealized loss on investments	-	-	-	-	-	(553)	(553)
Total comprehensive income	-	-	-	50,184	-	(553)	49,631
Distributions	-	-	-	-	(67,368)	-	(67,368)
Issuance of shares	15,000,000	150	195,060	-	-	-	195,210
Stock grants	15,200	-	229	-	-	-	229
Balance at December 31, 2002	58,436,900	584	853,637	105,875	(209,304)	1,534	752,326
Comprehensive income:							
Net income	-	-	-	45,874	-	-	45,874
Unrealized gain on investments	-	-	-	-	-	1,956	1,956
Total comprehensive income	-	-	-	45,874	-	1,956	47,830
Distributions	-	-	-	-	(72,472)	-	(72,472)
Retired shares	(62)	-	-	-	-	-	-
Stock grants	16,500	1	221	-	-	-	222
Balance at December 31, 2003	58,453,338	585	853,858	151,749	(281,776)	3,490	727,906
Comprehensive income:							
Net income	-	-	-	56,742	-	-	56,742
Unrealized gain on investments	-	-	-	-	-	2,882	2,882
Total comprehensive income	-	-	-	56,742	-	2,882	59,624
Distributions	-	-	-	-	(77,791)	-	(77,791)
Issuance of shares	10,000,000	100	180,095	-	-	-	180,195
Stock grants	27,000	-	470	-	-	-	470
Incentive fee	15,571	-	263	-	-	-	263
Retired share	(1)	-	-	-	-	-	-
Balance at December 31, 2004	68,495,908	$ 685	$ 1,034,686	$ 208,491	$ (359,567)	$ 6,372	$ 890,667

See accompanying notes

Consolidated Statement of Cash Flows

(in thousands)

	Year Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 56,742	$ 45,874	$ 50,184
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	39,301	35,728	31,596
(Gain) loss on sale of properties	(1,219)	1,160	-
Loss from discontinued operations	-	-	1,829
Amortization of deferred finance fees and debt discounts	2,107	2,034	1,324
FF&E reserve income	-	-	(5,345)
Changes in assets and liabilities:			
Restricted cash	(998)	105	(3,955)
Due from affiliate	(1,899)	(6,124)	3,275
Other assets	377	1,125	11,730
Accrued interest	51	2,398	9,217
Due to affiliate	885	303	387
Other liabilities	(159)	(2,984)	(1,131)
Cash provided by operating activities	95,188	79,619	99,111
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(137,748)	(179,391)	(622,462)
Increase in security deposits	-	600	65
Mortgage financing provided	133,849	(6,900)	-
Mortgage financing repaid by mortgagor	(133,849)	6,900	-
Proceeds from sale of real estate	5,900	288	728
Cash used for investing activities	(131,848)	(178,503)	(621,669)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	180,194	-	195,210
Proceeds from issuance of senior notes, net of discount	-	149,709	-
Proceeds from borrowings on revolving bank credit facility	184,000	234,000	415,000
Repayments of borrowings on revolving bank credit facility	(249,000)	(213,000)	(334,000)
Repayment of debt	(864)	(801)	(25,537)
Deferred financing fees	-	(3,676)	(4,119)
Distributions to shareholders	(77,791)	(72,472)	(67,368)
Cash provided by financing activities	36,539	93,760	179,186
Decrease in cash and cash equivalents	(121)	(5,124)	(343,372)
Cash and cash equivalents at beginning of period	3,530	8,654	352,026
Cash and cash equivalents at end of period	$ 3,409	$ 3,530	$ 8,654
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 39,678	$ 30,695	$ 18,182
NON-CASH INVESTING ACTIVITIES:			
Debt assumed in acquisition	50,139	-	49,055
Real estate acquired in a property exchange	-	-	(43,308)
Real estate disposed of in a property exchange, net	-	-	43,308
Capital expenditure deposits in restricted cash	-	-	5,345
Purchases of fixed assets with restricted cash	-	(2,151)	(7,137)
NON-CASH FINANCING ACTIVITIES:	-		
Issuance of common shares	733	222	229
Release of restricted cash to us	4,930	-	-
Repayment of debt with cash previously restricted	(4,930)	-	-

See accompanying notes

NOTE 1. ORGANIZATION

We are a Maryland real estate investment trust, or REIT. At December 31, 2004, we owned 181 senior living properties located in 32 states.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. These consolidated financial statements include the accounts of Senior Housing Properties Trust, or the Company, and all of our subsidiaries. All intercompany transactions have been eliminated.

Real Estate Properties. Depreciation on real estate properties is expensed on a straight-line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Our management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows of the related properties to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of our long-lived assets. If estimated lives are changed, the carrying value of affected assets is allocated over the revised remaining lives.

For real estate acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards No. 141, Business Combinations, we allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, the value of in-place leases and the fair market value of above or below market leases and customer relationships. The value of intangible assets is amortized over the term of the respective lease.

Cash and Cash Equivalents. Cash and cash equivalents, consisting of overnight repurchase agreements and short-term investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted Cash. Restricted cash consists of a $4.3 million bank certificate of deposit which matures in July 2005 pledged as security for a $4.2 million mortgage debt plus amounts escrowed for real estate taxes, insurance and capital expenditures at 20 of our mortgaged properties.

Investments. We own 1,000,000 common shares, or 0.56%, of HRPT Properties Trust, or HRPT. We also own 35,000 common shares, or 0.29%, of Five Star Quality Care, Inc., or Five Star, which we retained or received in connection with the Five Star spin-off. These investments are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The Unrealized Gain On Investments shown on the Consolidated Balance Sheet represents the difference between the market value of these shares of HRPT and Five Star calculated by using quoted market prices on the date they were acquired ($6.50 and $7.26 per share, respectively) and on December 31, 2004 ($12.83 and $8.47 per share, respectively). At December 31, 2004, our investment in HRPT had a fair value of $12.8 million and unrealized holding gains of $6.3 million. At March 3, 2005, this investment had a fair value of $12.7 million and unrealized holding gains of $6.2 million. At December 31, 2004, our investment in Five Star had a fair value of $296,000 and an unrealized holding gain of $42,000. At March 3, 2005, this investment had a fair value of $307,000 and an unrealized holding gain of $53,000.

Deferred Financing Fees. Issuance costs related to borrowings are capitalized and amortized over the terms of the respective loans. The unamortized balance of deferred financing fees and accumulated amortization were $14.5 million and $5.1 million and $14.5 million and $3.2 million at December 31, 2004 and 2003, respectively. The weighted average amortization period is approximately 12 years. The amortization expense to be incurred over the five years subsequent to December 31, 2004 is $1.8 million in 2005, $916,000 in 2006, $916,000 in 2007, $916,000 in 2008 and $916,000 in 2009.

Revenue Recognition. Rental income from operating leases is recognized on a straight-line basis over the life of lease agreements. Interest income is recognized as earned over the terms of real estate mortgages. Percentage rents are recognized when realizable and earned. For the years ended December 31, 2004, 2003 and 2002, percentage rents earned aggregated $3.4 million, $3.3 million, and $3.2 million, respectively.

FF&E Reserve Income. Under a lease with Five Star for 31 communities acquired in January 2002, periodic deposits based on a percentage of the gross revenue at the leased properties are made into escrow accounts as a capital expenditure reserve. Through September 30, 2002, these escrow accounts were owned by us. Payments into these escrow accounts through September 30, 2002, were reported by us as FF&E reserve income and expenditures made from these escrow accounts were recorded as fixed assets and depreciated over their estimated useful lives. As a result of an amendment to this lease on October 1, 2002, Five Star makes periodic deposits into accounts that it owns, rather than making payments into our accounts and we no longer have any FF&E reserve income. During the remainder of the lease term, all escrowed cash and improvements funded with monies from Five Star's escrow accounts remain the property of Five Star. We have security and remainder interests in Five Star's accounts and in property purchased with funding from these accounts; and, at lease termination, ownership of any funds remaining in the escrow accounts and all improvements purchased with monies from the escrow accounts will be transferred to us. As a result of this October 1, 2002, lease amendment, the amount of funding in Five Star's escrow accounts has not been changed and all of the escrowed funds will continue to be available for capital expenditures at these leased properties.

Earnings Per Common Share. Earnings per common share is computed using the weighted average number of shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income Taxes. We qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we do not expect to be subject to federal income taxes if we continue to distribute our taxable income and continue to meet the other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property. The characterization of the distributions made in 2004, 2003 and 2002 was 65.69%, 52.62% and 62.32% ordinary income, respectively, 32.64%, 47.38% and 37.68% return of capital, respectively, 1.19%, 0% and 0% capital gain, respectively, and 0.48%, 0% and 0% unrecaptured Section 1250 gain, respectively.

New Accounting Pronouncements. During the first quarter of 2004, we adopted Revised Financial Accounting Standards Board, or FASB, Interpretation No. 46, "Consolidation of Variable Interest Entities" that was issued by the FASB in December 2003. As a result, we no longer consolidate our wholly owned subsidiary that issued our trust preferred securities, or the trust preferred issuer, and we no longer present the trust preferred securities on our Consolidated Balance Sheet. Instead, we present our junior subordinated debentures issued by us to, and held by, the trust preferred issuer as debt. See Note 6 for a further discussion of these trust preferred securities and the related junior subordinated debentures. The debentures had previously been eliminated in our consolidated financial statements. In addition, distributions on the trust preferred securities are no longer presented in our Consolidated Statement of Income, but interest on the debentures, which is equal to the distributions on the trust preferred securities, is included in interest expense.

Segment Reporting. We operate in one segment, leasing operations.

Reclassifications. Reclassifications have been made to prior period financial statements to conform to the current period presentation.

NOTE 3. REAL ESTATE PROPERTIES

Our properties are generally leased on a triple net basis, pursuant to noncancellable, fixed term, operating leases expiring between 2006 and 2020. Some leases to a single tenant or group of affiliated tenants are cross-defaulted or cross-guaranteed, and provide for all-or-none tenant renewal options at existing or market rent rates. These triple net leases generally require the lessee to pay all property operating costs. The cost, after impairment write downs, and the carrying value of the properties leased were $1.6 billion and $1.4 billion at December 31, 2004, respectively. The future minimum lease payments that we expect to receive during the current terms of our leases as of December 31, 2004, are $156.1 million in 2005, $156.3 million in 2006, $154.8 million in 2007, $154.9 million in 2008, $154.9 million in 2009 and $1.2 billion, thereafter.

On March 1, 2004, we purchased from Five Star one independent and assisted living community with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Five Star were modified as follows:

- the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease with the property acquired on March 1, 2004;
- the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;
- the minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2.4 million; and
- for all of our leases with Five Star, the amount of additional rent to be paid to us was changed to 4% of the increase in revenues at the leased properties beginning in 2006.

All other lease terms remained substantially unchanged.

During 2003, we agreed to sell to Five Star two nursing homes in Michigan that we leased to Five Star. The purchase price for both properties is $10.5 million, the appraised value of the properties. On April 19, 2004, we sold one of these properties to Five Star for $5.9 million and recognized a gain of $1.2 million. The properties were leased on a combined basis with other properties we lease to Five Star. Under the terms of our lease with Five Star, upon the sale of each property, the annual rent payable under the combined lease is reduced by 10% of the net proceeds that we receive from the sale. We expect the sale of the second property to occur in 2005. However, this sale is contingent upon Five Star's obtaining Department of Housing and Urban Development, or HUD, insured financing for its purchase. This sale may not close because of a failure of this condition or for some other reason.

In 2003, we evicted a nursing home tenant that had defaulted on its obligations to us. Until May 2004, Five Star managed this nursing home for our account. Effective on May 1, 2004, we and Five Star agreed to add this nursing home to the Five Star lease of independent and assisted living communities and nursing homes and to increase the annual rent by $180,000. All other lease terms remained unchanged. The facility revenues, expenses and net operating income (loss) for this property for the period from January 1, 2004, to April 30, 2004, were $1.4 million, $1.2 million and $154,000, and for the period March 17, 2003, to December 31, 2003, were $2.6 million, $2.7 million and $(150,000), respectively. The net operating income (loss) is included in Interest and Other Income in our Consolidated Statement of Income.

One of our properties leased to Five Star was subject to a ground lease with an unaffiliated third party. Five Star has been responsible for paying the ground rent of $307,000 per year. On June 3, 2004, we exercised an option to purchase this land for $3.6 million and we acquired the landlord's rights and obligations under the ground lease. Five Star remains obligated for the ground lease payments to us.

In November 2004, we loaned Five Star $117.0 million which Five Star used to fund its acquisition of LTA Holdings, Inc. In the same month, this loan was repaid in full from the proceeds of our purchase of 31 assisted living properties with 1,613 units from Five Star for $148.2 million. We funded this acquisition by the assumption of $49.2 million of secured debt and by borrowing under our revolving bank credit facility. Simultaneously, Five Star leased these properties from us for annual rent of $13.3 million, plus the possibility of additional rent starting in 2007 calculated as a percentage of revenue increases at the leased properties. Substantially all of the revenues at these properties are paid by residents from their private resources. The leases for these 31 communities were combined with another lease between us and Five Star. We also loaned Five Star $16.8 million secured by five properties; this loan was repaid in full in December 2004.

During 2004, pursuant to the terms of our leases with Five Star, we purchased $9.5 million of improvements made to our properties leased by Five Star and the annual rent payable to us by Five Star was increased by 10% of the amounts invested, or $946,000.

In June 2003, we sold for $300,000 a nursing home in Georgia which we had previously leased to Five Star on a combined basis with other properties. Under the terms of that lease, we reduced the annual rent payable on the combined lease by 10% of the net sale proceeds that we received.

During 2002, we sold a property which had been closed by Five Star earlier in the year and had been classified as an asset held for sale. We had previously leased this property to Five Star on a combined basis with other properties. Under the terms of that lease, we reduced the annual rent payable on the combined lease by 10% of the net sale proceeds that we received. The following table provides the components of the Loss From Discontinued Operations included in the Consolidated Statement of Income related to this property (dollars in thousands):

	2002
Depreciation expense	$ (40)
Impairment loss	(2,450)
Gain on sale of property	661
Loss from discontinued operations	$ (1,829)

NOTE 4. SHAREHOLDERS' EQUITY

We originally had an aggregate of 2,921,920 shares of our common shares available to be issued under the terms of our 1999 Incentive Share Award Plan and our 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. During the year ended December 31, 2004, 24,000 common shares were awarded to our officers and certain employees of our manager pursuant to these plans. In addition, our independent trustees are each awarded 1,000 common shares annually as part of their annual fees. The shares awarded to the trustees vest immediately. The shares awarded to our officers and certain employees of our manager vest over a three year period. At December 31, 2004, 2,833,520 of our common shares remain available for issuance under the Award Plans. All share awards are expensed at the time of the grants.

Cash distributions paid or payable by us to our common shareholders for the years ended December 31, 2004, 2003 and 2002, were $1.26 per share, $1.24 per share and $1.24 per share, respectively.

NOTE 5. TRANSACTIONS WITH AFFILIATES

We have an agreement with Reit Management & Research LLC, or RMR, for RMR to provide investment, management and administrative services to us. This agreement is subject to annual renewal by our compensation committee, which is comprised of our independent trustees. RMR is owned by Gerard M. Martin and Barry M. Portnoy, each a managing trustee and member of our board of trustees. RMR is compensated annually based on a formula amount of gross invested real estate assets. RMR is also entitled to an annual incentive fee, which is based on a formula and paid in our restricted common shares. Investment advisory fees paid to RMR for the years ended December 31, 2004, 2003 and 2002, were $8.1 million, $7.3 million and $6.6 million, respectively. Incentive fees to RMR incurred for the years ended December 31, 2004, 2003 and 2002, were $761,000, $263,000 and zero, respectively.

As discussed in Note 3, during 2004, we purchased 32 properties from Five Star and leased them to Five Star. We also sold to Five Star one nursing property previously leased to Five Star and have agreed to sell another one. During 2004, we purchased $9.5 million of improvements to our properties leased by Five Star and the annual rent payable to us by Five Star was increased by 10% of the amounts invested, or $946,000.

NOTE 6. INDEBTEDNESS

We have a revolving bank credit facility that matures in November 2005 and may be extended to November 2006 upon the payment of an extension fee. Our revolving bank credit facility permits borrowings up to $250.0 million, which amount may be expanded to $500.0 million in certain circumstances. Borrowings under our revolving bank credit facility are unsecured. We can borrow, repay and reborrow until maturity, and no principal repayment is due until maturity. The interest rate (3.86% at December 31, 2004) on borrowings under our revolving bank credit facility is calculated as LIBOR plus a margin. Our revolving bank credit facility is available for acquisitions, working capital and general business purposes. As of December 31, 2004, $37.0 million was outstanding and $213.0 million was available for borrowing under this revolving bank credit facility.

At December 31, 2004, our additional outstanding debt consisted of the following (dollars in thousands):

Unsecured Debt	Coupon	Maturity	Face Amount	Unamortized Discount
Senior notes	8.625%	2012	$ 245,000	$ 975
Senior notes	7.875%	2015	150,000	250
Total unsecured senior notes			$ 395,000	$ 1,225

Secured and Other Debt	Balance	Interest Rate	Maturity	Number of Properties as Security	Initial Cost of Collateral	Net Book Value of Collateral
Mortgage	$ 4,170	Prime minus 2%	July 2005	1	$ 4,425	$ 3,914
Mortgages	37,422	6.97%	June 2012	16	134,053	133,620
Mortgages	12,644	6.11%	November 2013	4	15,882	15,831
Bonds	14,700	5.875%	December 2027	1	34,118	31,660
Capital leases	7,226	7.7%	May 2016	2	17,895	16,408
Total secured	$76,162				$ 206,373	$ 201,433

Interest on our unsecured senior notes and our bonds is payable semi-annually in arrears and no principal repayments are due until maturity. Interest on our mortgages is payable monthly. No principal repayments are due until maturity on our mortgage due July 2005. Our monthly payments on our mortgages due 2012 and 2013 include principal and interest. Payments due under our capital leases are made monthly.

As part of our acquisition of 31 assisted living properties in November 2004, we assumed $49.2 million of secured debt which was recorded at its fair value of $50.2 million. The premium ascribed to the assumed debt is being amortized to interest expense over the contractual term of the debt.

Required principal payments on our outstanding debt as of December 31, 2004, are as follows (dollars in thousands):

2005	$ 43,021
2006	1,982
2007	2,123
2008	2,265
2009	2,435
Thereafter	$ 484,577

At December 31, 2004, a wholly-owned finance subsidiary of ours had 1,095,750 shares of 10.125% trust preferred securities outstanding, with a liquidation preference of $25 per share, for a total liquidation amount of $27.4 million. We own $847,250 of the finance subsidiary's common securities. This finance subsidiary exists solely to issue the trust preferred securities and its own common securities and to hold as its sole assets $28.2 million of 10.125% junior subordinated debentures due June 15, 2041 that we issued. We can redeem the debentures for their liquidation amount in whole or in part on or after June 15, 2006. When the debentures are redeemed or repaid at maturity, the finance subsidiary will redeem a like amount of trust preferred securities. We have provided a full and unconditional guarantee of this finance subsidiary's obligations related to the trust preferred securities arising out of payments on or redemptions of the debentures. Underwriting commissions and other costs are being amortized over the 40 year life of the trust preferred securities and the debentures.

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND COMMITMENTS

The financial statements presented include rents receivable, senior notes, mortgages payable, other liabilities, security deposits and junior subordinated debentures. The fair values of the financial instruments were not materially different from their carrying values at December 31, 2004 and 2003, except as follows (dollars in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes	$ 393,775	$ 446,888	$ 393,612	$ 426,150
Junior subordinated debentures	28,241	30,105	27,394	30,024

The fair values of our senior notes are based on estimates using discounted cash flow analysis and currently prevailing interest rates. The fair value of our junior subordinated debentures is based on the quoted per share prices of the related trust preferred securities of $26.65 and $27.40 at December 31, 2004 and 2003, respectively.

NOTE 8. CONCENTRATION OF CREDIT RISK

The assets included in these financial statements are primarily income producing senior housing real estate located throughout the United States. The following is a summary of the significant lessees as of and for the years ended December 31, 2004 and 2003 (dollars in thousands):

	At December 31, 2004		Year Ended December 31, 2004	
	Investment[1]	% of Total	Revenue	% of Total
Five Star	$ 1,034,065	65%	$ 83,169	57%
Sunrise Senior Living, Inc.	325,473	20%	32,194	22%
All others	241,414	15%	30,368	21%
	$ 1,600,952	100%	$ 145,731	100%

	At December 31, 2003		Year Ended December 31, 2003	
	Investment[1]	% of Total	Revenue	% of Total
Five Star	$ 850,485	60%	$ 77,589	60%
Sunrise Senior Living, Inc.	325,473	23%	30,911	24%
All others	242,283	17%	20,688	16%
	$ 1,418,241	100%	$ 129,188	100%

[1] *Historical costs exclusive of depreciation and, in certain instances, after impairment losses.*

NOTE 9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2004 and 2003 (dollars in thousands, except per share amounts):

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 36,543	$ 35,506	$ 35,744	$ 40,730
Income from continuing operations	13,269	12,822	12,919	16,513
Net income	13,269	14,041	12,919	16,513
Per share data:				
Income from continuing operations	$ 0.21	$ 0.20	$ 0.20	$ 0.26
Net income	$ 0.21	$ 0.22	$ 0.20	$ 0.26

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 31,350	$ 31,842	$ 32,101	$ 35,855
Income from continuing operations	12,059	10,961	10,449	13,565
Net income	12,059	9,801	10,449	13,565
Per share data:				
Income from continuing operations	$ 0.21	$ 0.19	$ 0.18	$ 0.23
Net income	$ 0.21	$ 0.17	$ 0.18	$ 0.23

NOTE 10. COMMITMENTS AND CONTINGENCIES

In January 2002, HealthSouth Corporation, or HealthSouth, settled a default under its lease with us by exchanging properties. We delivered to HealthSouth title to five nursing homes which HealthSouth leased from us. In exchange, HealthSouth delivered to us title to two rehabilitation hospitals and we entered an amended lease, which included extending the lease to December 2011 from January 2006, reducing the annual rent from $10.3 million to $8.7 million and changing other lease terms between HealthSouth and us. A primary factor which caused us to lower the rent for an extended lease term was the purported credit strength of HealthSouth. In agreeing to lower the rent and extend the lease term, we relied upon statements made by certain officers of HealthSouth, upon financial statements and other documents provided by HealthSouth, upon public statements made by HealthSouth and its representatives concerning HealthSouth's financial condition and upon publicly available documents filed by HealthSouth.

In March 2003, the SEC accused HealthSouth and some of its executives of publishing false financial information; since then, according to published reports, at least 15 former HealthSouth executives, including all five of its former chief financial officers, have pled guilty to various crimes. In April 2003, we commenced a lawsuit against HealthSouth in the Land Court of the Commonwealth of Massachusetts seeking, among other matters, to reform the amended lease, based upon HealthSouth's fraud, by increasing the rent payable to us back to $10.3 million and to change the lease term back to expire on January 1, 2006, among other matters. HealthSouth has defended this lawsuit and asserted counterclaims against us arising from this and unrelated matters. This litigation is pending at this time. In June 2004, we declared an event of default under the amended lease because HealthSouth failed to deliver to us accurate and timely financial information as required by the amended lease. On October 26, 2004, we terminated the amended lease because of this event of default by sending a notice of lease termination to HealthSouth. On November 2, 2004, HealthSouth brought a new lawsuit against us in the Massachusetts Superior Court for Middlesex County seeking to prevent our termination of the amended lease; on November 9, 2004, after a hearing, the court denied HealthSouth's request for a preliminary injunction to prevent termination of the amended lease. We are currently seeking an expedited judicial determination that the lease termination was valid and we are pursuing damages against HealthSouth in the lawsuit which we brought in 2003. We have also begun work to identify and qualify a new tenant operator for the hospitals. Our lease with HealthSouth requires that, after termination, HealthSouth manage the hospitals for our account for a management fee during the period of the transition to a new tenant and remit the net cash flow to us. During the pendency of these disputes, HealthSouth has continued to pay us at the disputed rent amount and we have applied the payments received against the net cash flow due, but we do not know how long HealthSouth may continue to make payments.

In connection with obtaining regulatory approval for the acquisition and lease of one senior living property, we provided a guaranty and a security interest in that property of certain prepaid service obligations to residents. We are contingently liable in the event the tenant, Five Star, or the operator, Sunrise, of this property fail to provide these future services. In addition, we guaranty approximately $3.0 million of surety bonds and insurance premiums for Five Star.

NOTE 11. PRO FORMA INFORMATION (UNAUDITED)

We purchased 32 properties in 2004 for $187.9 million, including closing costs and 32 properties in 2003 for $179.4 million, including closing costs.

The following table presents our pro forma results of operations as if our 2004 and 2003 acquisitions and financings were completed on January 1, 2003. This pro forma data is not necessarily indicative of what actual results of operations would have been for the years presented, nor do they purport to represent the results of operations for any future period. Differences could result from, but are not limited to, additional property sales or investments, changes in interest rates and changes in our debt or equity structure. Amounts are in thousands, except per share data.

	Year Ended December 31,	
	2004	2003
Total revenues	$ 160,591	$ 158,588
Income from continuing operations	63,674	62,388
Net income	64,893	61,228
Per common share data:		
Income from continuing operations	$ 0.93	$ 0.91
Net income	$ 0.95	$ 0.89

Corporate Information

EXECUTIVE OFFICES

Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8350
www.snhreit.com

OFFICERS

David J. Hegarty
President,
Chief Operating Officer
and Secretary

John R. Hoadley
Treasurer and
Chief Financial Officer

BOARD OF TRUSTEES

Frank J. Bailey*
Partner
Sherin and Lodgen LLP
Boston, Massachusetts

John L. Harrington*
Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts

Gerard M. Martin
Managing Trustee of Senior Housing,
Director of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of Senior Housing,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

Frederick N. Zeytoonjian*
Chairman and Chief Executive Officer
Turf Products Corporation
Enfield, Connecticut

*Member of Audit, Compensation and Nominating and Governance Committees

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF INVESTOR RELATIONS

Timothy A. Bonang

MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, May 10, 2005, at 1:00 P.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2004 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol SNH. The following table sets forth the high and low prices of our common shares in 2003 and 2004 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2003	$ 12.21	$ 10.50
June 30, 2003	13.71	11.47
September 30, 2003	14.58	13.19
December 31, 2003	17.60	14.39
March 31, 2004	$ 19.55	$ 17.00
June 30, 2004	20.05	13.50
September 30, 2004	18.24	16.10
December 31, 2004	20.34	17.85

As of March 14, 2005, there were 3,200 holders of record of our common shares and we estimate that as of such date there were in excess of 70,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 14, 2005, was $17.67.

OTHER INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458-2076
(617) 796-8350
www.snhreit.com